NeurMedix, Inc.

6165 Greenwich Drive, Suite 150

San Diego, CA 92122

March 12, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Att: Office of Healthcare and Insurance:

Re: Neurmedix, Inc.

Amendment No 3 to Form 1-A

Filed February 1, 2018

File No. 024-10697

On behalf of Neurmedix, Inc., a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 2, 2018, regarding the Offering Statement on Form 1-A filed with the Commission on January 25, 2018, Amendment 3 to the Offering Statement on Form 1-A submitted to the Commission on February 1, 2018. We have filed with the Commission, together with this response letter, Amendment 4 to the Offering Statement on Form 1-A.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Product development Pipeline, page 63

1. Please remove NE3789 and NE3413 from your product development pipeline chart. In this regard, we note your disclosure on pages 9, 11 and 62 that you have not yet decided to further develop NE3789 and NE3413.

Company Response:  With respect to the product development pipeline chart, the Company believes that inasmuch as Therapeutics NE3789 and NE3413 have received clinical indications and that such Therapeutics could be of a material benefit to the Company and its stockholders in the future , even though to date it has not made a final decision on such development, the Company may, in fact, further develop such products.  Accordingly, the Company believes that these therapeutics should not be removed from the product development pipeline chart.  However, the Company has (as disclosed on pages 9, 11 and 62) footnoted reference to these products that the Company has not yet determined whether to engage in further developments.

Executive Compensation, page 83

2.     We note your response to our prior comment 7 that the Executive Compensation section has been amended to provide the actual amount paid to your executive officers and directors during your last completed fiscal year. However, it appears from footnote 4 to the table on page 83 that you have only provided such information for Mr. Ahlem and Mr. Reading. Please provide compensation information for each of the three highest paid persons who were executive officers or directors during your last completed fiscal year, pursuant to Item 11(a) of Form 1-A.

Company Response: The Company has complied with the Staff’s comment no. 2 by adding the chart required pursuant to Item 11(a) of Form 1-A on page 83 of Amendment 4 to the Offering Circular.

Plan of Distribution

Selling Agents, page 88

3. We note your revised disclosure that neither Westpark Capital, Inc. nor any sub-selling agent it engages shall have any marketing or sales obligations other than to process indications of interest forwarded to it. Considering Westpark's reduced role in the offering, please clarify who will offer and sell the shares on your behalf.

Company Response: The Company has complied with the Staff’s comment no. 3 by disclosing on both the Cover Page to the Offering Circular and under Plan of Distribution on page 87 and 88 of the Offering Circular that the Share are being offered directly by the Company and its management, and further disclosing that neither Westpark Capital, Inc. nor any other sub-selling agent has any marketing or sales obligation with respect to the offering and sale of the Shares, other than to process indications of interest forwarded to them by the Company.

Marketing Advisors &Promoters, page 89

4. We note your disclosure that as consideration for the services to be provides by VCMP, you have agreed to pay a cash fee of $100,000.00 and to reimburse VCMP for all actual costs and expenses associated with the services provided. With reference to your disclosure in Item 4 of Part I, please revise your offering statement disclosure to include the full amount of the compensation to be paid to VCMP in connection with this offering.

Company Response: The Company has complied with the Staff’s comment no. 4 by disclosing on page 89 that the $100,000 of compensation payable to VCMP is in addition to any other expenses that the Company may be required to pay in connection with the offering, which is estimated at up to $3,000,000. The Company has also summarized the nature of such expenses.

Signatures, page 91

5. We note that you have revised to the signature page in response to our prior comment 8 to add the signature of the newly appointed chief financial officer. Please confirm that the offering statement has also been signed by the principal accounting officer and revise the signature page as necessary to identify the person signing in that capacity. See Instruction 1 to Signatures on Form 1-A.

Company Response: The Company has complied with the Staff’s comment no. 5 by amending the signature page of the Offering Circular to make it clear that the chief financial officers is also the Company’s principal accounting officer.

We thank the Staff in advance for its review of the foregoing and of the Form 1-A and related Offering Circular submitted today.

UTube Video.  As disclosed by the Company in its prior response letter, the unauthorized video was previously removed by the Company, and the Company has no intention to replace the video in the future.

We respectfully request that the Staff qualify the Form 1-A Offering Circular on or before March 12, 2018, or as soon thereafter as is practicable. We ask that you please contact our counsel, Joseph Tagliaferro, Esq. or Stephen Weiss, Esq. of CKR Law, LLP, by telephone at (310) 400-0110 upon your receipt of this filing.

Sincerely,

/s/ Terren Peizer

Terren Peizer Chief Executive Officer NeurMedix, Inc.